UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 001-37669

Nomad Foods Limited

(Translation of registrant’s name in English)

No. 1 New Square

Bedfont Lakes Business Park

Feltham, Middlesex TW14 8HA

+ (44) 208 918 3200

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Changes to Board of Directors and Committee Adjustments

Effective August 22, 2017, Mohamed Elsarky will join the Board of Directors as an independent member to replace Brian Welch. Mr. Welch has resigned from the Board to focus on a new investment at his firm, Pershing Square Capital Management LP, where he is a partner. Mr. Elsarky most recently served as Chief Executive Office of Godiva Chocolatier from 2014 to 2017. He has vast experience within consumer goods including previous roles as President of Northern Europe for United Biscuits Group and a variety of key executive positions with the Kellogg Company. He has also served as an Operating Partner at Lion Capital LLP, a British private equity firm that specializes in investments in the consumer sector. In addition, effective August 22, 2017, the Board of Directors also appointed (i) Mohamed Elsarky to the Nominating and Corporate Governance Committee, replacing Brian Welch, and (ii) Ian G.H. Ashken to the Compensation Committee, replacing Brian Welch.

The information contained in this Report on Form 6-K is incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095) and (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Stéfan Descheemaeker
Name:	Stéfan Descheemaeker
Title:	Chief Executive Officer

Dated: August 24, 2017